SCHEDULE 13G

Amendment No.  1
GRANITE REAL ESTATE INVESTMENT TRUST
STAPLED UNITS
Cusip #387437114
Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[x] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

Cusip #387437114
Item 1: Reporting Person - FIL Limited
Item 2: (a)  [ ]
        (b)  [ ]
Item 4: Bermuda
Item 5: 1,579,774
Item 6: 0
Item 7: 1,865,350
Item 8: 0
Item 9: 1,865,350
Item 11: 2.944%
Item 12: FI

Cusip #387437114
Item 1: Reporting Person - Pandanus Partners, L.P.
Item 2: (a)  [ ]
        (b)  [ ]
Item 4: Delaware
Item 5: 0
Item 6: 0
Item 7: 1,865,350
Item 8: 0
Item 9: 1,865,350
Item 11: 2.944%
Item 12: PN

Cusip #387437114
Item 1: Reporting Person - Pandanus Associates, Inc.
Item 2: (a)  [ ]
        (b)  [ ]
Item 4: Delaware
Item 5: 0
Item 6: 0
Item 7: 1,865,350
Item 8: 0
Item 9: 1,865,350
Item 11: 2.944%
Item 12: CO



Item 1(a). Name of Issuer:
GRANITE REAL ESTATE INVESTMENT TRUST

Item 1(b). Address of Issuer's Principal Executive Offices:
77 KING ST. WEST, SUITE 4010, P.O. BOX 159 TD CENTRE
TORONTO, Ontario M5K 1H1
CA
Item 2(a). Name of Person Filing:

FIL Limited

Item 2(b). Address or Principal Business Office or, if None, Residence:

Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, HM19

Item 2(c). Citizenship:

Not applicable

Item 2(d). Title of Class of Securities:

STAPLED UNITS

Item 2(e). CUSIP Number:

387437114

Item 3. This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c) and the person filing, FIL Limited, is a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J). (Note: See Exhibit A).

If filing as a non-U.S. institution in accordance with Section
240.13d-1(b)(1)(ii)(J), please specify type of institution: Parent holding or control person.

Item 4. Ownership

(a) Amount Beneficially Owned: 1,865,350

(b) Percent of Class: 2.944%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 1,579,774

(ii) shared power to vote or to direct the vote: 0

(iii) sole power to dispose or to direct the disposition of: 1,865,350

(iv) shared power to dispose or to direct the disposition of: 0


Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (X).

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

One or more other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the STAPLED UNITS of GRANITE REAL ESTATE INVESTMENT TRUST. No one other person's interest in the STAPLED UNITS of GRANITE REAL ESTATE INVESTMENT TRUST is more than five percent of the total outstanding STAPLED UNITS.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See attached Exhibit A.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

In as much as the reporting persons are no longer the beneficial owners of more than five percent of the number of shares outstanding, the reporting persons have no further reporting obligation under Section 13(d) of the Securities and Exchange Commission thereunder, and the reporting persons have no obligation to amend this Statement if any material change occurs in the facts set forth herein.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 8, 2024
Date

/s/ Stephanie J. Brown
Signature

Stephanie J. Brown
Duly authorized under Power of Attorney effective as of December 19, 2022, by and on behalf of FIL Limited and its direct and indirect subsidiaries*


* This power of attorney is incorporated herein by reference to Exhibit 24 to the Schedule 13G filed by FIL Limited on January 31, 2023, accession number:
0000318989-23-000005.


Exhibit A


Pursuant to the instructions in Item 7 of Schedule 13G, the following table lists the identity and Item 3 classification, if applicable, of each relevant entity that beneficially owns shares of the security class being reported on this Schedule 13G.

Entity  ITEM 3 Classification

FIL Investments International  FI
Fidelity Investments Canada ULC  FI


Pandanus Partners, L.P. ("Pandanus") owns shares of FIL Limited ("FIL") voting stock. While the percentage of total voting power represented by these shares of FIL voting stock may fluctuate as a result of changes in the total number of shares of FIL voting stock outstanding from time to time, it normally represents more than 25% and less than 48.5% of the total votes which may be cast by all holders of FIL voting stock. Pandanus Associates, Inc. ("PAI") acts as general partner of Pandanus. Pandanus is owned by trusts for the benefit of members of the Johnson family, including FIL's Chairman Abigail P. Johnson, but disclaims that any such member is a beneficial owner of the securities reported on this Schedule 13G.

This filing reflects the securities beneficially owned, or that may be deemed to be beneficially owned, by FIL, certain of its subsidiaries and affiliates, and other companies (collectively, the "FIL Reporters"). This filing does not reflect securities, if any, beneficially owned by certain other companies whose beneficial ownership of securities is disaggregated from that of the FIL Reporters in accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998).


RULE 13d-1(k)(1) AGREEMENT

The undersigned persons, on November 8, 2024, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the STAPLED UNITS of GRANITE REAL ESTATE INVESTMENT TRUST at September 30, 2024.

FIL Limited

By /s/ Stephanie J. Brown
Stephanie J. Brown
Duly authorized under Power of Attorney effective as of December 19, 2022, by and on behalf of FIL Limited and its direct and indirect subsidiaries*

Pandanus Partners, L.P.

By /s/ Stephanie J. Brown
Stephanie J. Brown
Duly authorized under Power of Attorney effective as of December 19, 2022, by Pandanus Associates, Inc. on behalf of Pandanus Partners, L.P.*

Pandanus Associates, Inc.

By /s/ Stephanie J. Brown
Stephanie J. Brown
Duly authorized under Power of Attorney effective as of December 19, 2022, by and on behalf of Pandanus Associates, Inc.*


* This power of attorney is incorporated herein by reference to Exhibit 24 to the Schedule 13G filed by FIL Limited on January 31, 2023, accession number:
0000318989-23-000005.